Catalyst Paper Corporation
16th Floor, 250 Howe Street
Vancouver, British Columbia
Canada V6C 3R8

Tel: 604 654 4000
Fax: 604 654 4048

News Release

April 25, 2007

Catalyst appoints David Smales as chief financial officer

Vancouver, BC - Catalyst Paper Corporation president and chief executive officer Richard Garneau announced the appointment of David Smales as vice-president, finance and chief financial officer, effective today. Mr. Smales had been serving in the role in an acting capacity since March 29, 2007.

Mr. Smales joined the company as vice president, strategy in December 2005 bringing experience as vice-president, transaction services from PricewaterhouseCoopers to his role at Catalyst. Prior to that he held senior roles in corporate development, finance and general management with divisions of Novar PLC, a London-based, publicly traded building management systems manufacturer with $3 billion in worldwide revenues. His five-year career with Novar included assignments in the UK, France and Vancouver and oversight of sales and business units operating in China and North America.

Prior to Novar, Mr. Smales spent nearly 10 years with PricewaterhouseCoopers in the UK and Canada first in auditing, then transaction services where he handled due diligence and post-acquisition integration assignments in a wide range of industries.

A chartered accountant (England and Wales), Mr. Smales holds a Bachelor of Arts (Hons) in History from the University of Newcastle-Upon-Tyne.

Catalyst is a leading producer of mechanical printing papers in North America, headquartered in Vancouver, British Columbia. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,500 people at sites within a 160-kilometre radius on the south coast of BC, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

For more information:

Lyn Brown
Vice-President, Corporate Relations
604-654-4212